UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

AMBIT BIOSCIENCES CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

02318X100
(CUSIP Number) OrbiMed Advisors LLC OrbiMed Capital GP III LLC Samuel D. Isaly

601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Geoffrey W. Levin, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 Telephone: (212) 504-6000

May 20, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 02318X100
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,123,785*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,123,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58%†
14	TYPE OF REPORTING PERSON (See Instructions) IA

* Includes 633,016 shares of Common Stock underlying warrants.

† This percentage is calculated based on 17,712,558 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated May 15, 2013, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2013.

Page 2 of 16 Pages

CUSIP No. 02318X100
1	NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,103,748*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,103,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 627,046 shares of Common Stock underlying warrants.

† This percentage is calculated based on 17,712,558 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated May 15, 2013, filed with the SEC on May 16, 2013.

Page 3 of 16 Pages

CUSIP No. 02318X100
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,123,785*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,123,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 633,016 shares of Common Stock underlying warrants.

† This percentage is calculated based on 17,712,558 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated May 15, 2013, filed with the SEC on May 16, 2013.

Page 4 of 16 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of Ambit Biosciences Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 11080 Roselle St., San Diego, California 92121.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “AMBI.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)  This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“Capital”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of Capital, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI”), which holds shares of Common Stock of the Issuer (“Shares”), as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and Capital are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On and prior to the close of November 7, 2007, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and OrbiMed Associates III, LP (“Associates”), as more particularly referred to in Item 6 below, caused OPI and Associates to purchase 1,174,584 and 11,187 shares of Series D Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial

Page 5 of 16 Pages

public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Common Stock for every 10.86166 shares of Series D Preferred Stock, for no additional consideration.

On and prior to the close of June 30, 2010, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, as more particularly referred to in Item 6 below, caused OPI and Associates to purchase 646,382 and 6,156 shares of Series D Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Common Stock for every 10.86166 shares of Series D Preferred Stock, for no additional consideration.

On and prior to the close of May 18, 2011, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, as more particularly referred to in Item 6 below, caused OPI and Associates to purchase 5,276,702 and 50,256 shares of Series D-2 Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Common Stock for every 24 shares of Series D-2 Preferred Stock, for no additional consideration.

On and prior to the close of October 26, 2012, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, as more particularly referred to in Item 6 below, caused OPI and Associates to purchase: (i) 152,473 and 1,452 shares of Series D Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Common Stock for every 10.86166 shares of Series D Preferred Stock, for no additional consideration, (ii) 8,815,565 and 83,959 shares of Series E Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Common Stock for every 24 shares of Series E Preferred Stock, for no additional consideration and (iii) 737,926 and 7,028 shares of Common Stock of the Issuer, respectively, which were then subject to a reverse split at a ratio of 1 share of Common Stock for every 100 outstanding shares of Common Stock.

On May 15, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-186760) in connection with its initial public offering of 8,125,000 shares of Common Stock was declared effective.

On May 20, 2013, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 10,500 and 100 shares of Common Stock, respectively, in multiple transactions at a weighted average price of $6.7773.

On May 21, 2013, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 593,618 and 5,653 shares of Common Stock, respectively, in a private placement concurrent with the closing of the Issuer’s initial public offering, at the initial public offering price of $8.00 per share.

On May 21, 2013, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 8,020 and 80 shares of Common Stock, respectively, in multiple transactions at a weighted average price of $6.897.

On May 21, 2013: (i) all 8,815,565 and 83,959 shares of Series E convertible preferred stock held by OPI and Associates, respectively, were automatically converted, without the payment of additional consideration, into 367,315 and 3,498 shares of Common Stock at a conversion rate of 1 share of Common Stock for every 24 shares of Series E convertible preferred stock; (ii) all 5,276,702 and 50,256 shares of Series D-2 convertible preferred stock held by OPI and Associates, respectively, were automatically converted, without the payment of additional consideration, into 219,863 and 2,094 shares

Page 6 of 16 Pages

of Common Stock at a conversion rate of 1 share of Common Stock for every 24 shares of Series D-2 convertible preferred stock; and (iii) all 1,973,439 and 18,795 shares of Series D convertible preferred stock held by OPI and Associates, respectively, were automatically converted, without the payment of additional consideration, into 181,689 and 1,730 shares of Common Stock at a conversion rate of 1 share of Common Stock for every 10.86166 shares of Series D convertible preferred stock.

The closing of the offering took place on May 21, 2013, and at such closing OPI and Associates, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 61,910 and 590 shares of Common Stock, respectively, at the initial public offering price of $8.00 per share.

On May 22, 2013, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 21,100 and 200 shares of Common Stock, respectively, in multiple transactions at a weighted average price of $6.861.

On May 23, 2013, Advisors and Capital, pursuant to their authority under the limited partnership agreements of OPI and Associates, caused OPI and Associates to purchase 12,380 and 120 shares of Common Stock, respectively, in multiple transactions at a weighted average price of $6.9893.

The source of funds for such purchases was the working capital of OPI and Associates and capital contributions made to OPI and Associates by their partners.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 11.58% of the outstanding Shares.  Capital, as the general partner of OPI, may be deemed to be the beneficial owner of approximately 11.47% of the Shares. Advisors, as the managing member of Capital and general partner of Associates, may be deemed to be the beneficial owner of approximately 11.58% of the Shares. Isaly, as the owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 11.58% of the Shares. None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since May 23, 2013.

Item 4.	Purpose of Transaction

This Statement relates to the acquisition of the Shares by the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as

Page 7 of 16 Pages

a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  As of the date of this filing, OPI directly holds 1,476,702 shares of Common Stock and warrants to purchase an additional 627,046 shares of Common Stock and Associates holds 14,067 shares of Common Stock and warrants to purchase an additional 5,970 shares of Common Stock.

Advisors, pursuant to its authority as the sole managing member of Capital, the sole general partner of OPI, and as the general partner of Associates, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI and Associates, which represent an aggregate of 1,490,769 shares of Common Stock and warrants to purchase 633,016 shares of Common Stock and constitute approximately 11.58%* of the Common Stock. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.

As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI, and Advisors and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Associates.

(c)   Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)   Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, Capital is the sole general partner of OPI, pursuant to the terms of the limited partnership agreement of

* This percentage is calculated based on 17,712,558 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated May 15, 2013, filed with the SEC on May 16, 2013.

Page 8 of 16 Pages

OPI.  Advisors is the sole managing member of Capital, pursuant to the terms of the limited liability company agreement of Capital.  Advisors is also the sole general partner of Associates, pursuant to the terms of the limited partnership agreement of Associates. Pursuant to these agreements and relationships, Advisors and Capital have shared discretionary investment management authority with respect to the assets of OPI.  Such authority includes the power of Capital to vote and otherwise dispose of securities purchased by OPI.  Advisors also has discretionary investment management authority with respect to the assets of Associates and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI and Associates.

David Bonita (“Bonita”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since October 2012, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  On May 21, 2013, Bonita was the recipient of a grant of options to purchase 7,085 share of Common Stock.  From time to time, Bonita may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Bonita is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI and Associates on a pro-rata basis.

Investor Rights Agreement

The Reporting Persons and other stockholders of the Issuer have entered into an Investor Rights Agreement with the Issuer, dated October 25, 2012 (the “Investor Rights Agreement”).  Subject to the terms of the Investor Rights Agreement, holders of shares of Common Stock having registration rights (“Registrable Securities”), including the Reporting Persons, can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Following the conclusion of the 180-day lock-up period that commenced upon the registration of the Common Stock, if the Issuer shall receive a written request from the Holders (as defined in the Investor Rights Agreement) of at least a majority of the Registrable Securities that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the registration of Registrable Securities having an aggregate offering price, net of underwriting discounts and commissions, exceeding $25,000,000, then the Issuer shall, within 30 days of the receipt thereof, give written notice of such request to all Holders and subject to certain limitations, effect, as expeditiously as reasonably possible, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered.

If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from any Holder or Holders of Registrable Securities that the Issuer file a Form S-3 registration statement with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Issuer will: (i) promptly give written notice of the proposed registration, and any related qualification or compliance to all other Holders of Registrable Securities; and (ii) as soon as practicable, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, so long as the aggregate offering price of the securities to be sold under the registration statement on Form S-3 is at least $1,000,000, net of underwriting discounts and commissions, and subject to specified exceptions.

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The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected six Form S-1 demand registrations.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected one Form S-3 demand registrations within the six month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall notify all Holders of Registrable Securities in writing at least 15 days prior to the filing of any registration statement and will afford each Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Lock-up Letter Agreement

The Reporting Persons, along with all of the Issuer’s officers, directors and executive officers, and substantially all of its other stockholders and optionholders have agreed, without the prior written consent of Citigroup Global Markets Inc. (“Citigroup”) and Leerink Swann LLC (“Leerink”), subject to certain exceptions, not to offer, sell, issue (in the case of the Issuer), contract to sell, pledge or, among other things, dispose of, directly or indirectly, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock for a 180-day period beginning on May 15, 2013 and ending on November 12, 2013.

The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event relating to the Issuer will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the terms of the Investor Rights Agreement and the Lock- up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor

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Rights Agreement and Form of Lock-up Letter Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Investor Rights Agreement by and among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 25, 2012 (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-186760), filed with the SEC on February 20, 2013.

3.	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-186760), filed with the SEC on February 20, 2013.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2013

OrbiMed Advisors LLC
a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC
a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC
A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Page 12 of 16 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

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Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

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EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Investor Rights Agreement by and among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 25, 2012 (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-186760), filed with the SEC on February 20, 2013.

3.	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-186760), filed with the SEC on April 25, 2013.

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EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated May 30, 2013 (the “Schedule 13D”), with respect to the Common Stock, of Ambit Biosciences Corporation is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of May, 2013.

OrbiMed Advisors LLC
a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC
a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC
A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
Name : Samuel D. Isaly
Title: Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
Samuel D. Isaly